Exhibit 99.53

3385 Aubrey Road Mississauga, Ontario, L5L 5E3 Ph: 905-820-2363

May 11, 2017

To:

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial and Consumer Affairs Authority

Office of the Superintendent of Securities Services, Newfoundland and Labrador

Toronto Stock Exchange

Dear Sirs / Mesdames:

Re: Technical Report on the Cauchari-Olaroz Lithium Project

I hereby consent to the public filing by Lithium Americas Corp., of a Technical Report and Updated Feasibility Study dated May 11, 2017 and titled “Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” co-authored by Ernest Burga, P.Eng., and David Burga, P.Geo., of ACSI, Michael Rosko, CPG, of Montgomery and Associates, Tony Sanford, Pr.Sci.Nat., of Ausenco, Mark King, P.Geo., of Groundwater Insight and Daron Abbey, P.Geo., of Matrix Solutions Inc., (the “Technical Report”) with all of the Canadian Securities regulatory authorities having jurisdiction and publicly with the System for Electronic Document Analysis and Retrieval (SEDAR); and to the written disclosure of the Technical Report and extracts from or a summary of the Technical Report in written disclosure filed or being filed by Lithium Americas Corp.

I have read the written disclosure filed by Lithium Americas Corp. in the news release titled “Lithium Americas Announces Positive Feasibility Study for Stage 1 of the Cauchari-Olaroz Lithium Project,” and dated March 29, 2017 and it fairly and accurately represents the information that I am responsible for in the Technical Report.

DATED this 11th Day of May, 2017

David Burga

David Burga, P.Geo.